Exhibit 99.5

WEST LEO AND WEST SIRIUS ACQUISITIONS

Seadrill Partners LLC (NYSE: SDLP) (the “Company”) announced today that it has entered into an agreement with Seadrill Limited (“Seadrill”) pursuant to which (i) Seadrill Operating LP, the Company’s 30% owned subsidiary (“Seadrill Operating”), will acquire all of the ownership interests in the entities that own and operate the semi-submersible drilling rig, the West Leo (the “Leo Acquisition”), and (ii) Seadrill Capricorn Holdings LLC, the Company’s 51% owned subsidiary (“Capricorn Holdings”), will acquire all of the ownership interests in the entities that own and operate the semi-submersible drilling rig, the West Sirius (the “Sirius Acquisition”) from Seadrill. The Leo Acquisition and the Sirius Acquisition (collectively, the “Acquisitions”) will be accomplished through a series of purchases, contributions and assumptions of debt. The Acquisitions are subject to the satisfaction of certain closing conditions.

The West Leo

The West Leo is a 6th generation, dynamically positioned semi-submersible drilling rig that was delivered to its current customer, Tullow Oil Ghana Ltd., in 2012 and commenced operations off the coast of West Africa in May 2012. The West Leo is expected to carry out operations in West Africa until the end of its current contract in May 2018 at a dayrate of $605,000 for operations in Ghana1.

The West Sirius

The West Sirius is a 6th generation, dynamically positioned semi-submersible drilling rig that was built and delivered in 2008. The West Sirius currently operates in the U.S. Gulf of Mexico under a drilling contract with BP which expires in July 2014. Upon expiration of the current contract, the West Sirius will operate under a new contract with BP that will expire in July 2019 at a dayrate of $535,000.

Financing of the Acquisitions

The implied purchase price of the Leo Acquisition is $1.250 billion, including working capital. The Company’s portion of the purchase price for the Leo Acquisition will be $229.4 million. In addition, a subsidiary of Seadrill Operating intends to enter into a $485.5 million intercompany loan agreement with Seadrill (the “Leo Loan Agreement”), which will require it to make payments of principal and interest under the credit facility that Seadrill used, in part, to construct the West Leo.

The implied purchase price of the Sirius Acquisition is $1.035 billion, including working capital. The Company’s portion of the purchase price for the Sirius Acquisition will be $298.4 million. The Company intends to fund $70.0 million of the purchase price by issuing a zero coupon discount note to Seadrill that matures in June 2015. Upon maturity of such note, the Company will repay $72.6 million to Seadrill. In addition, a subsidiary of Capricorn Holdings intends to enter into a $220.1 million intercompany loan agreement with Seadrill, which will require it to make payments of principal and interest under the credit facility used to finance the West Sirius. In addition, Capricorn Holdings intends to finance $229.9 million of the purchase price by issuing a zero coupon discount note to Seadrill that matures in June 2015. Upon maturity of such note, Capricorn Holdings will repay $238.5 million to Seadrill.

1	This dayrate will be adjusted for operations in other countries, and includes a performance incentive bonus.

The Company intends to satisfy the cash portion of its purchase price of the Acquisitions with the proceeds of equity issuances and borrowings from Seadrill.

Board Approval

The Board of Directors of the Company (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) have approved the terms and conditions of the Acquisitions and the concurrent private placement. The Conflicts Committee retained a financial advisor, Global Hunter Securities, to assist with its evaluation of the Acquisitions.

As a result of the Acquisitions, the Company’s management has recommended to the Board an increase in the Company’s quarterly cash distribution of between $0.055 and $0.0675 per common unit (or an annualized increase of between $0.22 and $0.27 per common unit), which would become effective for the Company’s distributions with respect to the quarter ending March 31, 2014. Any such increase would be conditioned upon, among other things, the closing of the Acquisitions, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

The Board is pleased that the Company has entered into this contribution agreement with respect to its third and fourth acquisition since the Company’s initial public offering in October 2012. As with the Company’s acquisitions of the T-15 and T-16, this acquisition is expected to be an accretive transaction and is consistent with the Company’s growth strategy. The Board believes that the fundamental outlook for the offshore drilling industry remains strong, and is positive about the Company’s future growth prospects.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to complete the Acquisitions, its financing of the Acquisitions and projected increases in cash distributions are considered forward looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F (File No. 001-35704). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

December 2, 2013

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetræ: Chief Financial Officer